Exhibit 7

Unaudited computation of ratio of earnings to fixed charges(1)

Six months ended 30 September 2010 £m

Financing costs per IFRS consolidated income statement	764
One-third of rental expense	281
Fixed charges(2)	1,045

Profit before taxation	8,240
Share of result in associates	(2,598)
Fixed charges	1,045
Dividends received from associates	700
Preference dividend requirements of a consolidated subsidiary	(28)
Earnings	7,359

Ratio of earnings to fixed charges	7.0

Notes:

(1)          All of the financial information presented in this exhibit is unaudited.

(2)          Fixed charges include (1) interest expensed; (2) amortised premiums, discounts and capitalised expenses related to indebtedness; (3) an estimate of the interest within rental expense; and (4) preference security dividend requirements of a consolidated subsidiary. These include the financing costs of subsidiaries and joint ventures.